GETTY REALTY CORP.

292 Madison Avenue, 9th Floor

New York, New York 10017

VIA E-MAIL AND EDGAR

March 14, 2025

William Demarest

Isaac Esquivel

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Getty Realty Corp.
Form 10-K for the year ended December 31, 2024
8-K Filed February 12, 2025
File No. 001-13777

Dear Mr. Demarest and Mr. Esquivel:

This letter is submitted on behalf of Getty Realty Corp. (the “Company,”) in response to the comment letter dated March 4, 2025, from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission to Brian Dickman, Chief Financial Officer and Treasurer of the Company. For your convenience, we have set forth the Staff’s original comment in italics immediately preceding our response thereto.

Form 8-K filed February 12, 2025

Exhibit 99.1, page 5

1.
We note that you disclose full year 2025 guidance for the non-GAAP measure, AFFO per diluted share, without providing a reconciliation to the most directly related GAAP measure. In future filings, please include such reconciliation or, alternatively, provide a statement that the information could not be presented without unreasonable efforts under Item 10(e)(1)(i)(B) of Regulation S-K. Refer also to Questions 102.10(a) and 102.10(b) of the C&DIs for Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff’s comment. In accordance with Item 10(e)(1)(i)(B) of Regulation S-K and Questions 102.10(a) and 102.10(b) of the C&DIs for Non-GAAP Financial Measures, the Company respectfully advises the Staff that providing the reconciliation between the non-GAAP measure (AFFO per diluted share) and the most directly related GAAP measure at this time would require unreasonable efforts due to the forward-looking nature of the adjustments necessary to calculate the non-GAAP measure, which rely on assumptions and estimates that are subject to significant change throughout the year, and will include this statement in future filings when we are unable to provide the required reconciliation without unreasonable efforts.

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We appreciate your understanding and remain committed to complying with all applicable SEC regulations. Should you have any further questions or require additional clarification, please do not hesitate to contact the undersigned at (646) 349-0452 or via email at bdickman@gettyrealty.com.

Respectfully submitted,

/s/ Brian Dickman

Brian Dickman

Chief Financial Officer and Treasurer

cc:	William Demarest, SEC Isaac Esquivel, SEC
Joshua Dicker, Esq., General Counsel and Secretary
Penny Minna, Esq., DLA Piper LLP (US)